SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 2, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   March 2, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – March 2, 2012

Tanzanian Royalty Announces Awarding of Contract

for RC Drilling Program at Buckreef Gold Project in Tanzania

Tanzanian Royalty is pleased to announce that Aqua Drill Tech (U) Ltd. has been awarded a contract to complete 7,200 metres of Reverse Circulation (RC) drilling at the Company’s Buckreef Gold Project in the Lake Victoria Goldfields of Tanzania.

Aqua Drill will utilize a SuperRock 1000 with a high pressure Sullair 900 cfm/350 psi trailer-mounted compressor for the drill program which is expected to begin in early March. The objective of the RC drilling program is to define, delineate and upgrade resources at Buckreef in support of an updated 43-101 compliant resource report.

“We are pulling out all the stops to build on our recent successes at Buckreef,” said Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), who also noted that “The Company’s ability to expand resources along strike and at depth can only enhance the long term viability of Buckreef and the benefits accruing to all stakeholders including the people of Tanzania with whom we have entered into an historic partnership.”

The main focus of this RC drilling program is to confirm the significant gold mineralization encountered in four recent diamond drill holes in the Eastern Porphyry prospect. (See January 10, 2012 News Release). These diamond drill holes were completed in December 2011 and were designed to establish and understand the structure controlling mineralization at Eastern porphyry target. The diamond drilling program was also designed to investigate the down-dip extension of previously confirmed high grade mineralization to a vertical depth of 200m which is expected to be the final depth of the open pit at commercial production and the lateral extension of footwall and hanging wall zones of the Buckreef deposit.

The second phase of the RC drill program will include infill drilling and step-out drilling to test the strike extension of the Buckreef North and the NE extension of the Tembo mineralization.

In addition to infilling gaps and upgrading some of the Inferred resource to the Indicated category, the diamond drilling is seeking to define additional resources in the Hanging Wall and Footwall zones. This phase of diamond drilling is budgeted at 6,821 metres.

Buckreef is an advanced stage gold project with National Instrument 43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

Qualified Person

The Company’s Qualified Persons, Mr. Phillip Kaniki and Charles Mnguto, have reviewed and approved the content of this news release. Mr. Phillip Kaniki has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963). Mr. Charles Mnguto has a Bachelor of Science in Geology (Hons) degree from the University of Dar es Salaam (1995) and is registered scientist with MAusIMM (Reg. No 307793).

Respectfully submitted,

Joseph K. Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.